SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 30, 2014

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

Announcement of LM Ericsson Telephone Company, dated April 30, 2014 regarding “Ericsson appoints Rima Qureshi Chief Strategy Officer”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Communications

Date: April 30, 2014

Ericsson appoints Rima Qureshi chief strategy officer

•	Rima Qureshi appointed Senior Vice President and Chief Strategy Officer for the Ericsson Group

•	Will also assume role as Chairman of Business Unit Modems

•	Appointment effective as of May 1, 2014

•	Brings nearly 30 years’ experience in the global telecommunications and IT industry of which 21 years with Ericsson

Ericsson (NASDAQ:ERIC) appoints Rima Qureshi Chief Strategy Officer for the Ericsson Group where she will also drive the company’s mergers and acquisitions (M&A) strategy and activities. In addition, she will serve as Chairman of Business Unit Modems.

Hans Vestberg, President and CEO of Ericsson, said: “I am very pleased with this appointment. Rima’s comprehensive experience in driving both business and M&A’s, along with a solid track record in strategy development and execution, makes her ideal for the job. Rima successfully led the integration of the CDMA and LTE assets of the former Nortel Networks Corporation and ran the business unit CDMA Mobile Systems during the years 2010-2012.”

Rima Qureshi has been Senior Vice President and part of Ericsson’s Executive Leadership Team since 2010.

Rima Qureshi said: “The industry is going through a rapid transformation and I could not think of a more exciting time period to lead Ericsson’s Group strategy development. At the same time I am also looking forward to working closely with the team at Business Unit Modems to ensure we are successful based on the industry’s most advanced LTE thin modem.”

Rima Qureshi joined Ericsson in 1993, and prior to running Business Unit CDMA Mobile Systems, her career spanned leadership roles in R&D, sales, and Services, including managing Global Service Delivery Centers in Canada, the US, Mexico and Brazil.

Qureshi was appointed to the Board of Directors of MasterCard Worldwide in April 2011, based on her broad international experience and business acumen. In April 2014, she was appointed new member of Wolters Kluwer Supervisory Board, a global leader in professional information services.

Qureshi holds a Bachelor’s degree in Information Systems and an MBA, both from McGill University in Montréal, Canada.

NOTES TO EDITORS

Qureshi bio and photos available here

Ericsson is the driving force behind the Networked Society – a world leader in communications technology and services. Our long-term relationships with every major telecom operator in the world allow people, business and society to fulfill their potential and create a more sustainable future.

Our services, software and infrastructure – especially in mobility, broadband and the cloud – are enabling the telecom industry and other sectors to do better business, increase efficiency, improve the user experience and capture new opportunities.

With more than 110,000 professionals and customers in 180 countries, we combine global scale with technology and services leadership. We support networks that connect more than 2.5 billion subscribers. Forty percent of the world’s mobile traffic is carried over Ericsson networks. And our investments in research and development ensure that our solutions – and our customers – stay in front.

Founded in 1876, Ericsson has its headquarters in Stockholm, Sweden. Net sales in 2013 were SEK 227.4 billion (USD 34.9 billion). Ericsson is listed on NASDAQ OMX stock exchange in Stockholm and the NASDAQ in New York.

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FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on April 30 at 08:30 CET.